SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for April 2020

São Paulo, May 6, 2020 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of April 2020, compared to the same period in 2019.

During the month of March, GOL adjusted its network in both domestic and international markets to account for the decrease in customer demand as Brazilians took responsible steps to socially distance. As the effects of the COVID-19 pandemic reduced demand, starting on Saturday, March 28, the network was reformulated to guarantee essential service to Brazilian capitals from the São Paulo International Airport in Guarulhos. This essential network operated throughout the month of April and resulted in a decrease of domestic flights of 93% and, with the exception of repatriation flights, a temporary halt of all international flights. GOL’s strong and disciplined capacity and yield management, on top of our highly adaptable and flexible single-aircraft type fleet, allowed us to adjust GOL’s flight offering in an agile and rational way.

April 2020 Highlights:

|           GOL's total demand (RPK) fell by 93.6%. GOL’s total flight offer (ASK) decreased 93.5% and the load factor was 79.5%.

|           In the domestic market, demand (RPK) decreased by 92.7% and supply (ASK) was down 92.6%. GOL’s domestic load factor was 79.8%.

|           In the international market, GOL’s demand (RPK) and supply (ASK) decreased by 99.5% and 99.2%, respectively, and international load factor was 56.3%.

	Monthly Traffic Figures (¹)			Accumulated Traffic Figures(¹)			LTM Traffic Figures (¹)
Operating data *	Apr/20	Apr/19	% Var.	4M20	4M19	% Var.	Apr/20 LTM	Apr/19 LTM	% Var.
Total GOL
Departures	1,170	19,210	-93.9%	64,126	82,981	-22.7%	240,522	249,445	-3.6%
Seats (thousand)	184	3,323	-94.5%	11,017	14,471	-23.9%	42,120	43,426	-3.0%
ASK (million)	239	3,691	-93.5%	12,701	16,731	-24.1%	47,037	48,910	-3.8%
RPK (million)	190	2,981	-93.6%	10,137	13,607	-25.5%	38,393	39,277	-2.2%
Load factor	79.5%	80.8%	-1.3 p.p	79.8%	81.3%	-1.5 p.p	81.6%	80.3%	1.3 p.p
Pax on board (thousand)	143	2,604	-94.5%	8,489	11,554	-26.5%	33,371	34,167	-2.3%
Domestic GOL
Departures	1,164	17,948	-93.5%	59,734	77,347	-22.8%	224,747	235,063	-4.4%
Seats (thousand)	182	3,103	-94.1%	10,266	13,493	-23.9%	39,404	40,886	-3.6%
ASK (million)	235	3,181	-92.6%	10,917	14,203	-23.1%	40,653	42,782	-5.0%
RPK (million)	188	2,580	-92.7%	8,847	11,670	-24.2%	33,598	34,770	-3.4%
Load factor	79.8%	81.1%	-1.3 p.p	81.0%	82.2%	-1.2 p.p	82.6%	81.3%	1.3 p.p
Pax on board (thousand)	143	2,447	-94.2%	7,995	10,810	-26.0%	31,510	32,316	-2.5%
International GOL
Departures	6	1,262	-99.5%	4,392	5,634	-22.0%	15,775	14,382	9.7%
Seats (thousand)	1	220	-99.5%	751	978	-23.2%	2,717	2,540	7.0%
ASK (million)	4	510	-99.2%	1,784	2,529	-29.4%	6,384	6,128	4.2%
RPK (million)	2	401	-99.5%	1,290	1,936	-33.4%	4,796	4,507	6.4%
Load factor	56.3%	78.7%	-22.4 p.p	72.3%	76.6%	-4.3 p.p	75.1%	73.5%	1.6 p.p
Pax on board (thousand)	1	158	-99.6%	494	744	-33.6%	1,861	1,851	0.5%
On-time Departures	95.2%	90.3%	4.9 p.p	93.5%	87.1%	6.4 p.p	91.3%	89.9%	1.4 p.p
Flight Completion	92.4%	97.9%	-5.5 p.p	95.8%	98.2%	-2.4 p.p	97.9%	97.2%	0.7 p.p
Cargo Ton	0.8	8.8	-90.4%	21.1	32.0	-34.1%	88.9	106.6	-16.6%

                      * Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

     (1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for April 2020

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 37 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 131 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.